

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2019

John Poss
Chief Executive Officer
GB Sciences, Inc.
3550 W. Teco Avenue
Las Vegas, NV 89118

   Re: GB Sciences, Inc.
    Registration Statement on Form S-1
    Filed March 12, 2019
    File No. 333-230200

Dear Mr. Poss:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Natural Resources